

Mike Baxter · 3rd

Board Member at envel

New York, New York, United States · 500+ connections ·

Contact info

 envel

 The Wharton School

Featured



Disruption in Transaction Banking
YouTube

Smaller banks may have the opportunity to gain market share by using digital tools to provide...



Building the retail bank of the future
YouTube

Digital technology is fueling some of the most profound changes the banking industry has...

Activity

2,333 followers

 **Envel Join our Launch Event on Monday! Here is our Zoom webinar link to hear...**
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 **On November 11, join Bain & Company's Sarah Elk and Stev**
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 **The financial technology community and traditional banks have reacted quickly ...**
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 **Bain & Company's 2020 Custo Experience Tools and Trends s**
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Experience

 **envel**
1 yr 11 mos

 **Board Member**
Sep 2019 – Present · 1 yr 3 mos
Greater Boston Area

 **Member Of The Board Of Advisors**
Jan 2019 – Present · 1 yr 11 mos

 **Bain & Company**
12 yrs 10 mos

 **Partner**
Feb 2008 – Present · 12 yrs 10 mos

Advising Chief Executives and Top Teams of Fortune/FTSE 100 companies on strategic and organisational change. Broad industry and practice experience, with focus on Financial Services

 **Regional Practice Leader, Financial Services**
Jan 2012 – Jan 2019 · 7 yrs 1 mo
Greater New York City Area

Servant Leadership role for Bain's North and South America Partner team serving Financial Services clients in Banking, Payments, Life and P&C Insurance, Wealth and the intersection of FS and PEG. Accountable for practice strategy and direction, planning and budgeting, performance management, team leadership and growth, external hiring, partner dev ...see mor



Regional Managing Partner
Marakon Associates
Mar 1989 – Jan 2008 · 18 yrs 11 mos
Regional Managing Partner for Continental Europe, advising large multinationals on issues of strategy, organisation, performance improvement and M&A in the Financial Services, Healthcare and Consumer Goods sectors. Leader of Marakon's business on the European Continent, and founder of the Zurich office

Managing Partner
Trinsum (formerly Marakon Associates)
1989 – 2007 · 18 yrs

Education



The Wharton School
MBA, Marketing
1991 – 1993



University of Oxford
BA Hons, Modern History
1985 – 1988
Activities and Societies: First Class Hons



